UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

(Amendment No.                  )*

NATIONAL INVESTMENT MANAGERS INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
63654V108
(CUSIP Number)
David Ray
Woodside Capital Partners
25 Mall Road
Burlington, MA 01803
(781) 272-1501
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 3, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

A/72722305.4

CUSIP No.           63654V108

1.		Names of Reporting Persons.
Woodside Capital Management, LLC
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Massachusetts, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	11,485,5781
	8.	Shared Voting Power	11,485,5781
	9.	Sole Dispositive Power	11,485,5781
	10.	Shared Dispositive Power	11,485,5781
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	11,485,5781
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	23.61%2
14.		Type of Reporting Person (See Instructions)	00 (limited liability company)

______________________________

1	Includes 11,485,578 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant exercisable within 60 days of November 3, 2008.

2	This percentage is calculated based upon 37,158,748 shares of the Issuer’s common stock, par value
$0.001 per share, outstanding as of August 11, 2008 as reported on the Issuer’s Form 10-Q for the quarter ended June 30, 2008, filed with the Securities and Exchange Commission on August 14, 2008.

A/72722305.4

CUSIP No.	63654V108

1.		Names of Reporting Persons.
Woodside Opportunity Partners, LLC
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	5,742,7893
	8.	Shared Voting Power	5,742,7893
	9.	Sole Dispositive Power	5,742,7893
	10.	Shared Dispositive Power	5,742,7893
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	5,742,7893
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	13.39%2
14.		Type of Reporting Person (See Instructions)	OO (limited liability company)

______________________________

3	Includes 5,742,789 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant exercisable within 60 days of November 3, 2008.

A/72722305.4

CUSIP No.	63654V108

1.		Names of Reporting Persons.
Woodside Opportunity Partners II, LLC
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	5,742,7894
	8.	Shared Voting Power	5,742,7894
	9.	Sole Dispositive Power	5,742,7894
	10.	Shared Dispositive Power	5,742,7894
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	5,742,7894
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	13.39%2
14.		Type of Reporting Person (See Instructions)	OO (limited liability company)

______________________________

4	Includes 5,742,789 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant exercisable within 60 days of November 3, 2008.

A/72722305.4

CUSIP No.	63654V108

1.		Names of Reporting Persons.
Woodside Capital Partners IV QP, LLC
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,132,6915
	8.	Shared Voting Power	3,132,6915
	9.	Sole Dispositive Power	3,132,6915
	10.	Shared Dispositive Power	3,132,6915
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	3,132,6915
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	7.78%2
14.		Type of Reporting Person (See Instructions)	OO (limited liability company)

______________________________

5	Includes 3,132,691 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant exercisable within 60 days of November 3, 2008.

A/72722305.4

CUSIP No.	63654V108

1.		Names of Reporting Persons.
Woodside Capital Partners IV, LLC
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	2,610,0986
	8.	Shared Voting Power	2,610,0986
	9.	Sole Dispositive Power	2,610,0986
	10.	Shared Dispositive Power	2,610,0986
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,610,0986
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	6.56%2
14.		Type of Reporting Person (See Instructions)	OO (limited liability company)

______________________________

6	Includes 2,610,098 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant exercisable within 60 days of November 3, 2008.

A/72722305.4

CUSIP No.	63654V108

1.		Names of Reporting Persons.
Woodside Capital Partners V QP, LLC
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	3,005,7767
	8.	Shared Voting Power	3,005,7767
	9.	Sole Dispositive Power	3,005,7767
	10.	Shared Dispositive Power	3,005,7767
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	3,005,7767
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	7.48%2
14.		Type of Reporting Person (See Instructions)	OO (limited liability company)

______________________________

7	Includes 3,005,776 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant exercisable within 60 days of November 3, 2008.

A/72722305.4

CUSIP No.	63654V108

1.		Names of Reporting Persons.
Woodside Capital Partners V, LLC
2.		Check the Appropriate Box if a Member of a Group
			(a) ☐ (b) ☐
3.		SEC Use Only
4.	Source of Funds	WC
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.		Citizenship or Place of Organization	Delaware, United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	2,737,0138
	8.	Shared Voting Power	2,737,0138
	9.	Sole Dispositive Power	2,737,0138
	10.	Shared Dispositive Power	2,737,0138
11.		Aggregate Amount Beneficially Owned by Each Reporting Person	2,737,0138
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13.		Percent of Class Represented by Amount in Row (11)	7.48%2
14.		Type of Reporting Person (See Instructions)	OO (limited liability company)

______________________________

8	Includes 2,737,013 shares of the Issuer’s common stock, par value $0.001 per share, subject to a warrant exercisable within 60 days of November 3, 2008.

A/72722305.4

Item 1.	Security and Issuer

Title of Class of Equity Securities: Common stock, $0.001 par value per share, of National Investment Managers Inc.

Address of Issuer: 485 Metro Place South, Suite 275, Dublin Ohio 43017
Item 2.	Identity and Background

(a) Name of Person Filing: This joint statement on Schedule 13D is being filed by Woodside Capital Management, LLC (“WCM”), Woodside Opportunity Partners, LLC (“WOP”), Woodside Opportunity Partners II, LLC (“WOPII”), Woodside Capital Partners IV QP, LLC (“WCPIVQP”), Woodside Capital Partners IV, LLC (“WCPIV”), Woodside Capital Partners V QP, LLC (“WCPVQP”) and Woodside Capital Partners V, LLC (“WCPV”) who are collectively referred to herein as the “Reporting Persons.” WCM and WOP are the managing partners of WCPIV and WCPIVQP. WCM and WOPII are the managing partners of WCPV and WCPVQP. WCM was organized in the Commonwealth of Massachusetts. WOP, WOPII, WCPIVQP, WCPIV, WCPVQP and WCPV were organized in the State of Delaware. The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b) Address of Principal Business and Office: The principal business address and office address of the Reporting Persons with respect to the shares reported hereunder is Woodside Capital Partners, LLC, 25 Mall Road, Burlington, MA.

(c) The Reporting Persons are focused on investing in middle market companies that can benefit from strategic re-direction, operational enhancements or balance sheet realignments.

(d) N/A

(e) N/A

Item 3.	Source and Amount of Funds or Other Consideration

On November 30, 2007, WCPIV, WCPIVQP (together with WCPIV, the “Woodside IV Entities”), Woodlands Commercial Bank (f/k/a Lehman Brothers Commercial Bank) (“Lehman”) and the Issuer entered into a Securities Purchase and Loan Agreement (the “Securities Purchase Agreement”) whereby Lehman and the Woodside IV Entities each provided the Issuer approximately $6 million in subordinated debt. As part of this funding of subordinated debt, the Issuer also issued to the Woodside IV Entities and Lehman each warrants to purchase an aggregate of 5,742,789, 3,828,527 and 1,914,262 shares of common stock at $0.50, $1.00 and $1.50 per share, respectively. On November 3, 2008, WCPV and WCPVQP (the “Woodside V Entities”) acquired all of the subordinated debt and warrants acquired and held by Lehman pursuant to the Securities Purchase Agreement (including, without limitation, all loans and other amounts payable by the Issuer).

All the transactions were effected in privately negotiated transactions between the Woodside IV Entities and the Issuer and between the Woodside V Entities and Lehman. The warrants were acquired in the ordinary course of business from the Reporting Persons’ funds for working capital. The Reporting Persons have not engaged in any other transactions of the Issuer’s securities. The Reporting Persons used its own funds for the purchases and provision of subordinated debt, none of which were borrowed or otherwise obtained from any other source.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities of the Issuer in connection with offering of a senior subordinated debt package to the Issuer and pursuant to the assignment by Lehman to certain of the Reporting Persons of Lehman’s interest in the senior subordinated debt package. Although the Reporting Persons continually evaluate their investments, at this time the Reporting Persons do not have any plans or proposals as set forth in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
(a)	Amount beneficially owned and percentage of class:

A/72722305.4

Woodside Capital Management, LLC:	warrants to purchase 11,485,578 shares, representing 23.61% of the outstanding Issuer’s common stock
Woodside Opportunity Partners, LLC:	warrants to purchase 5,742,789 shares, representing 13.39% of the outstanding Issuer’s common stock
Woodside Opportunity Partners II, LLC:	warrants to purchase 5,742,789 shares, representing 13.39% of the outstanding Issuer’s common stock
Woodside Capital Partners IV, LLC:	warrants to purchase 2,610,098 shares, representing 6.56% of the outstanding Issuer’s common stock
Woodside Capital Partners IV QP, LLC:	warrants to purchase 3,132,691 shares, representing 7.78% of the outstanding Issuer’s common stock
Woodside Capital Partners V, LLC:	warrants to purchase 2,737,013 shares, representing 6.86% of the outstanding Issuer’s common stock
Woodside Capital Partners V QP, LLC:	warrants to purchase 3,005,776 shares, representing 7.48% of the outstanding Issuer’s common stock

(b) Voting and disposition powers:

Sole power to vote or direct the vote:

Woodside Capital Management, LLC:	warrants to purchase 11,485,578 shares of the Issuer’s common stock
Woodside Opportunity Partners, LLC:	warrants to purchase 5,742,789 shares of the Issuer’s common stock
Woodside Opportunity Partners II, LLC:	warrants to purchase 5,742,789 shares of the Issuer’s common stock
Woodside Capital Partners IV, LLC:	warrants to purchase 2,610,098 shares of the Issuer’s common stock
Woodside Capital Partners IV QP, LLC:	warrants to purchase 3,132,691 shares of the Issuer’s common stock
Woodside Capital Partners V, LLC:	warrants to purchase 2,737,013 shares of the Issuer’s common stock
Woodside Capital Partners V QP, LLC:	warrants to purchase 3,005,776 shares of the Issuer’s common stock

Shared power to vote or direct the vote:

Woodside Capital Management, LLC:	warrants to purchase 11,485,578 shares of the Issuer’s common stock
Woodside Opportunity Partners, LLC:	warrants to purchase 5,742,789 shares of the Issuer’s common stock
Woodside Opportunity Partners II, LLC:	warrants to purchase 5,742,789 shares of the Issuer’s common stock
Woodside Capital Partners IV, LLC:	0
Woodside Capital Partners IV QP, LLC:	0
Woodside Capital Partners V, LLC:	0
Woodside Capital Partners V QP, LLC:	0

Sole power to dispose or direct the disposition:

Woodside Capital Management, LLC:	warrants to purchase 11,485,578 shares of the Issuer’s common stock
Woodside Opportunity Partners, LLC:	warrants to purchase 5,742,789 shares of the Issuer’s common stock
Woodside Opportunity Partners II, LLC:	warrants to purchase 5,742,789 shares of the Issuer’s common stock
Woodside Capital Partners IV, LLC:	warrants to purchase 2,610,098 shares of the Issuer’s common stock
Woodside Capital Partners IV QP, LLC:	warrants to purchase 3,132,691 shares of the Issuer’s common stock
Woodside Capital Partners V, LLC:	warrants to purchase 2,737,013 shares of the Issuer’s common stock

A/72722305.4

Woodside Capital Partners V QP, LLC:	warrants to purchase 3,005,776 shares of the Issuer’s common stock

Shared power to dispose or direct the disposition:

Woodside Capital Management, LLC:	warrants to purchase 11,485,578 shares of the Issuer’s common stock
Woodside Opportunity Partners, LLC:	warrants to purchase 5,742,789 shares of the Issuer’s common stock
Woodside Opportunity Partners II, LLC:	warrants to purchase 5,742,789 shares of the Issuer’s common stock
Woodside Capital Partners IV, LLC:	0
Woodside Capital Partners IV QP, LLC:	0
Woodside Capital Partners V, LLC:	0
Woodside Capital Partners V QP, LLC:	0

(c) Other than the transaction on November 3, 2008 described in Item 3 of this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Issuer’s common stock during the last 60 days.

(d)	N/A
(e)	N/A
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Joint Filing Agreement

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Securities Purchase Agreement, Warrants and Assignment and Assumption Agreements

On November 30, 2007, the Issuer, the Woodside IV Entities, Lehman and Woodside Agency Services, LLC, as collateral agent, entered into the Securities Purchase Agreement, pursuant to which the Issuer issued and sold senior secured notes due January 31, 2011 and common stock purchase warrants to purchase an aggregate of 11,485,578 shares of common stock at varying exercise prices of $0.50, $1.00 and $1.50. The warrants are exercisable through November 2017 on a cash or cashless basis. A copy of the Securities Purchase Agreement is filed with this Schedule 13D as Exhibit 2 (which is incorporated herein by reference). Copies of each form of warrant issued to the Woodside IV Entities and Lehman are filed with this Schedule 13D as Exhibits 3-5 (which are incorporated herein by reference).

On November 3, 2008, Lehman entered into an Assignment and Assumption Agreement with each of WCPV and WCPVQP (the “Assignment and Assumption Agreements”), whereby Lehman assigned all of its rights and obligations under the Securities Purchase Agreement and related financing agreements (including, without limitation, all loans and other amounts payable by the Issuer), and the warrants, contingent interest payment agreement, fee agreement, registration rights agreement, co-sale agreements and lock-up agreements, each described further herein. Copies of the Assignment and Assumption Agreements are filed with this Schedule 13D as Exhibits 6-7 (which are incorporated herein by reference).

Warrant Side Letter

On November 3, 2008, concurrent with the assignment by Lehman to WCPV and WCPVQP of all of Lehman’ rights and obligations under the Securities Purchase Agreement (including, without limitation, all loans and other amounts payable by the Issuer), the Issuer and the Woodside V Entities entered into a side letter agreement whereby the Woodside V Entities agreed that in the event that a capital transaction is consummated by the Issuer on or prior to May 4, 2009, the Woodside V Entities shall surrender each of the assigned warrants held by them to the Issuer for cancellation and forfeit its right to receive its portion of the conditional interest payment and fee arrangement assigned to it by Lehman. A copy of this side letter is filed with this Schedule 13D as Exhibit 8 (which is incorporated herein by reference).

A/72722305.4

Contingent Interest Payment Agreement and Fee Agreement

Pursuant to that certain Contingent Interest Payment Agreement (the “Contingent Interest Payment Agreement”) dated November 30, 2007 by and among the Issuer, the Woodside IV Entities, Lehman and Woodside Agency Services, LLC, the Woodside IV Entities and Lehman are entitled to a contingent interest payment (the “CIP Payment”). The CIP Payment is equal to 5% of the Issuer’s equity value which is payable on the 90th day following receipt of a notice and an additional payment equal to 1.5% of the Issuer’s equity value is payable on the end of each calendar quarter thereafter. The aggregate CIP Payment may not exceed 15% of the Issuer’s equity value. The Woodside IV Entities and Lehman may exercise their rights under the Contingent Interest Payment Agreement upon the occurrence of certain events, as specified in the Contingent Interest Payment Agreement. Pursuant to the Assignment and Assumption Agreements, Lehman assigned all its rights and obligations under the Contingent Interest Payment Agreement to the Woodside V Entities. A copy of the Contingent Interest Payment Agreement is filed with this Schedule 13D as Exhibit 9 (which is incorporated herein by reference).

Pursuant to that certain Fee Agreement (the “Fee Agreement”) by and among the Issuer, the Woodside IV Entities, Lehman and Woodside Agency Services, LLC dated November 30, 2007, the Woodside IV Entities and Lehman are entitled to a fee (the “Fee”). The amount of the Fee is based upon the Issuer’s equity value. The Woodside IV Entities and Lehman may exercise their rights under the Fee Agreement upon the occurrence of certain events, as specified in the Fee Agreement. Pursuant to the Assignment and Assumption Agreements, Lehman assigned all its rights and obligations under the Fee Agreement to the Woodside V Entities. A copy of the Fee Agreement is filed with this Schedule 13D as Exhibit 10 (which is incorporated herein by reference).

Registration Rights Agreement

On November 30, 2007, the Issuer, the Woodside IV Entities and Lehman entered into a registration rights agreement, whereby the Issuer agreed to use its best efforts to register the common stock underlying the warrants upon demand by the Woodside IV Entities and Lehman and granted to the Woodside IV Entities and Lehman piggyback registration rights. Pursuant to the Assignment and Assumption Agreements, Lehman assigned all its rights and obligations under this registration rights agreement to the Woodside V Entities. A copy of this registration rights agreement is filed with this Schedule 13D as Exhibit 11 (which is incorporated herein by reference).

Co-Sale Agreement

On November 30, 2007, the Issuer, the Woodside IV Entities, Lehman and the other parties named therein entered into two Co-Sale Rights Agreements, whereby the stockholders a party to the agreement are required to provide notice to the other stockholders regarding any sale of the Issuer’s securities and to allow the other stockholders to participate in the sale of the Issuer’ securities. Pursuant to the Assignment and Assumption Agreements, Lehman assigned all its rights and obligations under the co-sale rights agreements to the Woodside V Entities. Copies of the co-sale agreements are filed with this Schedule 13D as Exhibits 12-13 (which are incorporated herein by reference).

Lock-Up Agreement

On November 30, 2007, the Woodside IV Entities, Lehman and the other parties named therein entered into two Lock-Up Agreements, whereby the stockholders named therein (other than the Woodside IV Entities and Lehman) have agreed not to sell, transfer or otherwise dispose of the securities of the Issuer until January 31, 2011, subject to leak-out provisions if certain financial covenants of the Issuer under the Securities Purchase Agreement are met.  Pursuant to the Assignment and Assumption Agreements, Lehman assigned all its rights and obligations under the lock-up agreements to the Woodside V Entities. Copies of the lock-up agreements are filed with this Schedule 13D as Exhibits 14-15 (which are incorporated herein by reference).

A/72722305.4

Consulting Fee Arrangements

On November 3, 2008, in consideration of the Woodside IV Entities and Woodside V Entities’ support of the Issuer’s capital requirements and the Woodside IV Entities and the Woodside V Entities assistance with the Issuer’s evaluation and implementation of its strategic objectives, the Issuer, Woodside IV Entities and Woodside V Entities entered into a consulting fee arrangement whereby the Issuer agreed that, in the event that a capital transaction is consummated on or prior to May 4, 2009, the Issuer will pay to the Woodside IV Entities and Woodside V Entities an aggregate consulting fee of $1,000,000. A copy of this consulting fee arrangement is filed with this Schedule 13D as Exhibit 16 (which is incorporated herein by reference).

Any of the Reporting Persons may from time to time acquire or dispose of Issuer securities. Such acquisitions or dispositions may be made in the open market or in privately negotiated transactions.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1	--

Joint Filing Agreement, dated November 13, 2008, among Woodside Capital Management, LLC, Woodside Opportunity Partners, LLC, Woodside Opportunity Partners II, LLC, Woodside Capital Partners IV QP, LLC, Woodside Capital Partners IV, LLC, Woodside Capital Partners V QP, LLC and Woodside Capital Partners V, LLC (filed herewith)

Exhibit 2	--

Securities Purchase and Loan Agreement by and between National Investment Managers Inc. and Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, Lehman Brothers Commercial Bank and Woodside Agency Services, LLC, as collateral agent, dated November 30, 2007 (incorporated by reference to Exhibit 4.9 to the Current Report on Form 8-K filed by Issuer on December 4, 2007 (Accession-No: 0001144204-07-065588 ))

Exhibit 3	--

Form of Warrant exercisable at $0.50 per share issued by National Investment Managers Inc. to Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, and Lehman Brothers Commercial Bank dated November 30, 2007 (incorporated by reference to Exhibit 4.11 to the Current Report on Form 8-K filed by Issuer on December 4, 2007 (Accession-No: 0001144204-07-065588 ))

Exhibit 4	--

Form of Warrant exercisable at $1.00 per share issued by National Investment Managers Inc. to Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, and Lehman Brothers Commercial Bank dated November 30, 2007 (incorporated by reference to Exhibit 4.12 to the Current Report on Form 8-K filed by Issuer on December 4, 2007 (Accession-No: 0001144204-07-065588 ))

Exhibit 5	--

Form of Warrant exercisable at $1.50 per share issued by National Investment Managers Inc. to Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, and Lehman Brothers Commercial Bank dated November 30, 2007 (incorporated by reference to Exhibit 4.13 to the Current Report on Form 8-K filed by Issuer on December 4, 2007 (Accession-No: 0001144204-07-065588 ))

Exhibit 6	--	Assignment and Assumption Agreement dated November 3, 2008 by and between Woodlands Commercial Bank (f/k/a Lehman Brothers Commercial Bank) and Woodside Capital Partners V, LLC (filed herewith)
Exhibit 7	--	Assignment and Assumption Agreement dated November 3, 2008 by and between Woodlands Commercial Bank (f/k/a Lehman Brothers Commercial Bank) and Woodside Capital Partners V QP, LLC (filed herewith)
Exhibit 8	--

Side Letter Agreement dated as of November 3, 2008 among National Investment Managers Inc., Woodside Capital Partners IV QP, LLC, Woodside Capital Partners IV, LLC, Woodside Capital Partners V QP, LLC and Woodside Capital Partners V, LLC (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K filed by Issuer on November 7, 2008 (Accession No: 0001144204-08-061767 ))

Exhibit 9	--

Contingent Interest Payment Agreement by and between National Investment Managers Inc. and Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, and Lehman Brothers Commercial Bank dated November 30, 2007 (incorporated by reference to Exhibit 4.15 to the Current Report on Form 8-K filed by Issuer on December 4, 2007 (Accession-No: 0001144204-07-065588 ))

Exhibit 10	--

Fee Agreement by and between National Investment Managers Inc. and Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, and Lehman Brothers Commercial Bank dated November 30, 2007 (incorporated by reference to Exhibit 4.16 to the Current Report on Form 8-K filed by Issuer on December 4, 2007 (Accession-No: 0001144204-07-065588 ))

A/72722305.4

Exhibit 11	--

Registration Rights Agreement by and between National Investment Managers Inc. and Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, and Lehman Brothers Commercial Bank dated November 30, 2007 (incorporated by reference to Exhibit 4.14 to the Current Report on Form 8-K filed by Issuer on December 4, 2007 (Accession-No: 0001144204-07-065588 ))

Exhibit 12	--

Co-Sale Rights Agreement by and among National Investment Managers Inc. and Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, and Lehman Brothers Commercial Bank and the stockholders named therein dated November 30, 2007 (filed herewith)

Exhibit 13	--

Co-Sale Rights Agreement by and among National Investment Managers Inc. and Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, and Lehman Brothers Commercial Bank and the stockholders named therein dated November 30, 2007 (filed herewith)

Exhibit 14	--

Lock-Up Agreement by and among Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, and Lehman Brothers Commercial Bank and the stockholders named therein dated November 30, 2007 (filed herewith)

Exhibit 15	--

Lock-Up Agreement by and among Woodside Capital Partners IV, LLC, Woodside Capital Partners IV QP, LLC, and Lehman Brothers Commercial Bank and the stockholders named therein dated November 30, 2007 (filed herewith)

Exhibit 16	--

Consulting Fee Agreement dated as of November 3, 2008 among National Investment Managers Inc., Woodside Capital Partners IV QP, LLC, Woodside Capital Partners IV, LLC, Woodside Capital Partners V QP, LLC and Woodside Capital Partners V, LLC (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Issuer on November 7, 2008 (Accession No: 0001144204-08-061767 ))

A/72722305.4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2008

WOODSIDE CAPITAL PARTNERS IV, LLC

By:	Woodside Opportunity Partners, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
                                                                        By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

WOODSIDE CAPITAL PARTNERS IV QP, LLC

By:	Woodside Opportunity Partners, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

WOODSIDE CAPITAL PARTNERS V, LLC

By:	Woodside Opportunity Partners II, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
                                                                                               By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

WOODSIDE CAPITAL PARTNERS V QP, LLC

By:	Woodside Opportunity Partners II, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

WOODSIDE OPPORTUNITY PARTNERS, LLC

By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

A/72722305.4

WOODSIDE OPPORTUNITY PARTNERS II, LLC

By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

WOODSIDE CAPITAL MANAGEMENT, LLC

By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

A/72722305.4

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of November 13, 2008, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of common stock of National Investment Managers, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

Date: November 13, 2008

WOODSIDE CAPITAL PARTNERS IV, LLC

By:	Woodside Opportunity Partners, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
                                                                                               By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

WOODSIDE CAPITAL PARTNERS IV QP, LLC

By:	Woodside Opportunity Partners, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

WOODSIDE CAPITAL PARTNERS V, LLC

By:	Woodside Opportunity Partners II, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
                                                                                                 By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

WOODSIDE CAPITAL PARTNERS V QP, LLC

By:	Woodside Opportunity Partners II, LLC, its Manager
By:	Woodside Capital Management, LLC, its Manager
By: /s/ David Ray
                                                                                                          Name: David Ray

Title: Executive Vice President

WOODSIDE OPPORTUNITY PARTNERS, LLC

By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

A/72722305.4

WOODSIDE OPPORTUNITY PARTNERS II, LLC

By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

WOODSIDE CAPITAL MANAGEMENT, LLC

By: /s/ David Ray

Name: David Ray

Title: Executive Vice President

A/72722305.4